Exhibit 1.01

JBT Marel Corporation

Conflict Minerals Report

For the Calendar Year Ended December 31, 2024

This report for the calendar year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Unless otherwise specified or indicated by the context, JBT Marel Corporation, JBTM, we, us, our and the Company refer to JBTM Corporation and its subsidiaries.

On April 4, 2024, we entered into a definitive agreement (the "Transaction Agreement") to make a voluntary takeover offer (the "Offer") for all of the issued and outstanding shares of Marel hf. ("Marel"). Pursuant to this Offer, we closed the acquisition of Marel (the "Marel Transaction") on January 2, 2025, in accordance with the terms of the Transaction Agreement.

In accordance with the Rule, the information presented in this report does not include products manufactured by Marel as it was acquired after May 1, 2023.

JBTM has reason to believe that some of the 3TGs (as defined below) present in its supply chain may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). We are unable to determine the origin of the 3TGs in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the Securities and Exchange Commission a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD. In accordance with the instructions to Form SD, this CMR has not been audited by an independent private sector auditor.

The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country. Gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, tin, tungsten and tantalum are hereinafter referred to collectively as “3TGs.”

Forward-Looking Statement

This report and other materials filed by JBTM, as well as information in oral statements or other written statements made or to be made by us, contain statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of “seeks”, “approximately”, “predicts”, “intends”, “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “will”, “should”, “plans”, “estimates”, “anticipates”, “foresees” or the negative version of those words or other comparable words or phrases. Any forward-looking statements contained in this report are based upon our historical performance and on current plans, estimates and expectations. These forward-looking statements include, among other things, statements about our compliance efforts and our ability to engage suppliers to obtain information. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially from expectations include but are not limited to the factors we described in our Form 10-K under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If one or more of those or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

1. Company Overview

We are a leading and diversified global technology solutions and service provider to high-value segments of the food and beverage industry. We design, produce, and service sophisticated products and systems for multinational and regional customers. Our purpose is to transform the future of food by providing solutions that substantially enhance our customers’ success, and in doing so design, produce and service sophisticated and critical products and systems for food and beverage companies that improve yields and boost efficiency.

We provide comprehensive solutions throughout the food production value chain extending from primary processing through packaging systems for a large variety of food and beverage groups, including poultry, beef, pork, seafood, ready-to-eat meals, fruits, vegetables, plant-based meat alternatives, dairy, bakery, pet foods, soups, sauces, juices, and aqua feed. Our solutions also support nutraceutical and powder applications. We also provide stand-alone and fully integrated automated guided vehicle systems for repetitive material handling requirements for use in manufacturing, warehouse, and other facilities.

Our equipment offerings include primary, secondary and further value-added processing, including equipment, solutions, software and services for live animal handling, stunning, slaughtering, scalding/dehairing, chilling, mixing/grinding, separation, injecting, blending, marinating, tumbling, flattening, forming, portioning, coating, cooking, frying, freezing, extracting, pasteurizing, sterilizing, concentrating, high pressure processing, weighing, inspecting (using the latest x-ray technology), filling, closing, sealing, end of line material handling, labeling, and packaging solutions, which support a large and growing portfolio of food, beverage, and health end markets. Additionally, our automated guided vehicle systems offerings include stand-alone, fully integrated, and dual mode robotic systems for material movement requirements with a wide variety of applications including automotive manufacturing, warehousing, and medical facilities.

Our historically strong position in the markets we serve has provided us with a large installed base of systems and equipment that is a source of recurring revenue from our aftermarket parts and service offerings and re-build services for customer-owned equipment. As part of our aftermarket program, we also provide a digital solution called OmniBlu™, a subscription-based offering including integrated best-in-class service, parts availability, and machine optimization capabilities - all supported by a powerful digital infrastructure leveraging AI, machine learning, and predictive analytics. We also provide continuous, proactive service to our customers including the fulfillment of preventative maintenance agreements, such as PRoCARE® and consulting services. We offer full service operating leases on certain high-capacity industrial extractors, which include routine parts and maintenance support.

Our products may contain conflict minerals within the following components:

•Tantalum, used in capacitors
•Tin, used in soldered components
•Tungsten, used in coatings, alloys, heating elements and electrodes
•Gold, used in circuit boards, electrodes and electronic components

Our policy regarding Conflicts Minerals is posted on our website under “About Us” “Environmental, Social & Governance” and may be accessed via the following link: https://www.jbtc.com/conflict-minerals-policy/

2. Description of Reasonable County of Origin Inquiry and Conclusion

We engaged Assent Inc. (“Assent”) to assist in developing our approach to conduct in good faith a reasonable country of origin inquiry (“RCOI”). Assent is a recognized software and consulting provider supporting companies’ regulatory compliance.

JBTM’s RCOI employed a combination of measures to determine whether the necessary 3TGs in JBTM products originated from the Covered Countries. JBTM’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey through Assent with direct JBT suppliers using the Responsible Minerals Initiative (“RMI”)’s Conflict Minerals Reporting Template (“CMRT”).

JBTM began its scoping process by compiling a list of direct suppliers of materials for JBT’s businesses that were likely to source materials that might contain 3TGs. This list was then filtered to remove suppliers of direct materials for all business units sourced prior to January 1, 2024.

The first two questions in the CMRT allowed for further scoping as they ask suppliers whether any of the 3TGs are intentionally added and if they are necessary to the functionality or production of their products.

JBT surveyed its suppliers via the Assent Compliance Manager, a software platform licensed by JBT to log and track supplier communications. This platform also allows suppliers to upload completed CMRTs directly to the platform for assessment and management. In their responses, suppliers specified whether information was being provided at the company level or the product level. Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and also via one-on-one communications. For the 2024 reporting period, JBT received responses from 40% of its in-scope suppliers. Of the 1,094 suppliers that provided a response, 17.8% reported that their products contained 3TGs necessary to the functionality or production of their products.

We provided training and education on the completion of the CMRT to assist suppliers in accurately completing the survey questions in the CMRT.

All of these communications were monitored and tracked in the Assent Compliance Manager for future reporting and transparency.

JBTM’s survey process with Assent includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on the construction and relationship of the questions submitted to the suppliers in the CMRT. Suppliers must provide the minimum responses to the CMRT in order to determine the scope of applicability of the remaining CMRT questions - this aligns with the design of the CMRT itself. The remainder of the questions are then automatically assessed for consistency. All submitted forms are accepted and classified as valid or invalid, preserving all of the data submitted for record keeping purposes. Suppliers are contacted in regard to invalid forms and are strongly encouraged to resubmit a valid form. As of April 21, 2025, there were 20 (1.0%) invalid supplier submissions.

As a result of its assessment, JBTM has concluded in good faith that during calendar year 2024:

a.JBTM has manufactured or contracted to manufacture products as to which 3TGs are necessary to the functionality or production of such products.

b.Based on its RCOI, JBT is unable to determine whether a portion of its necessary 3TGs originated or may have originated in the Covered Countries and is unable to determine whether those necessary 3TGs may not be from recycle or scrap sources.

3. Due Diligence Process and Results

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. The 5 steps of due diligence are:

1.Establishing strong company management systems regarding conflict minerals;
2.Identifying and assessing risks in our supply chain;
3.Designing and implementing a strategy to respond to identified risks in our supply chain;
4.Utilizing independent third-party audits of supply chain diligence; and
5.Publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mining of 3TGs. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, JBT does not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.

3.1. Management Systems

Internal Team

JBTM has established a management system for conflict minerals. Our management system includes a Conflict Minerals team sponsored by JBTM’s executive management, as well as engineering and sourcing resources within JBTM’s business segments. The Conflict Minerals Team includes subject matter experts from relevant corporate functions such as:

•Controller
•General Counsel
•Executive Vice President Supply Chain

The team is responsible for implementing our conflict minerals compliance strategy and is led by the Company’s Executive Vice President and Chief Financial Officer.

Control Systems

As described above, we have adopted a Conflict Minerals policy which is posted on our website at https://www.jbtc.com/conflict-minerals-policy/

JBTM’s standard purchase order form terms and conditions include a requirement that suppliers comply with all local laws including those pertaining to business integrity.

As we do not typically have a direct relationship with 3TGs smelters and refiners, and due to our position in the supply chain and limited insight into deeper levels of the supply chain, we seek to be engaged and actively cooperate with other major manufacturers in the industry regarding 3TGs sourcing matters.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education with respect to conflict minerals regulations as well as our expectations for a continued business relationship, and leveraged the existing communications with our supplier base as is available. We put a strong emphasis on supplier education. To accomplish this, we utilized Assent’s informational resources and Supplier Help Center, and provided all in-scope suppliers access to their Conflict Minerals educational resources.

Grievance Mechanism

We have a hotline whereby employees can report violations of JBTM’s policies. Employees are encouraged to report concerns about compliance with policies to their managers, their human resources representative or company counsel unless they prefer to remain anonymous and utilize the hotline.

Maintain Records

We have adopted a policy to retain relevant documentation. Documentation will be retained for a minimum period of five years based on OECD guidance.

3.2 Identify and Assess Risk in the Supply Chain

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified conflict-free pose a risk to the supply chain. Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed according to red flag indicators defined in the OECD Guidance. There are numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the Covered Countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing; and
•Peer Assessments conducted by credible third-party sources.

If any smelter or refiner is not recognized by the RMI, Assent conducts outreach and research to gain more information about whether they are a smelter or a refiner, sourcing practices, location, and country of origin. Additionally, if any smelter is not certified conflict-free, Assent conducts outreach providing education on the RMAP and encouraging them to join this program.

We also calculate supplier risk based on the risk ratings of the smelters declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage, evaluating and tracking the strength of the program meets the OECD Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program include the following CMRT questions:

•Have you established a conflict minerals sourcing policy?

•Have you implemented due diligence measures for conflict-free sourcing?

•Do you review due diligence information received from your suppliers against your company’s expectations?

•Does your review process include corrective action management?

When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

3.3 Design and Implement a Strategy to Respond to Identified Risks

In response to this risk assessment, we have a risk management plan, through which the conflict minerals program is implemented, managed and monitored.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent’s compliance supply chain staff. As the program progresses, contacts via email and phone by our business segments may be utilized to communicate the importance of a response via CMRTs to Assent and the required cooperation for compliance without conflict minerals policies will be emphasized.

3.4 Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TGs smelters and refiners and do not presently perform or direct audits of these entities within our supply chain. JBT depends on audits performed and submitted to the RMI for conflict-free certifications.

3.5 Report Annually on Supply Chain Due Diligence

We report annually on supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission. Our Form SD and Conflict Minerals Report can be found on the Investor Relations page of our website https://ir.jbtc.com/financials/sec-filings/

4. Due Diligence Results

Survey Results

For the 2024 reporting year, JBT received a CMRT from 40% of the suppliers surveyed, versus 46% in the previous year. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. 20 suppliers were unable to correct their CMRT and as such, are still listed as invalid submissions. We surveyed a total of 2,725 in scope suppliers and received 1,094 CMRT submissions by April 21, 2025.

Certain of the responses provided by the Company’s suppliers to the CMRT included the List of Potential Country Sources of Origin as Andorra, Argentina, Australia, Austria, Belgium, Benin, Bolivia (Plurinational State of), Brazil, Burkina Faso, Canada, Chile, China, Colombia, Congo, Democratic Republic of the Congo, Ecuador, Egypt, Finland, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Japan, Kazakhstan, Luxembourg, Malaysia, Mexico, Mongolia, Mozambique, Myanmar, Netherlands, Nicaragua, Niger, Nigeria, Panama, Peru, Philippines, Poland, Portugal, Republic of Korea, Russian Federation, Rwanda, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Tanzania, Thailand, United Kingdom, United States, Uzbekistan, Zambia

The information that we received from a majority of our direct suppliers was at their company-wide level. Thus, the smelters or refiners identified by our suppliers may include smelters or refiners that processed conflict minerals that our suppliers supplied to their other customers, but not to us. As a result, we are unable to conclusively determine whether the smelters or refiners reported were used to process the conflict minerals necessary to the functionality or production of our products during calendar year 2024. Because of this uncertainty, we are also unable to conclusively determine whether each of the countries of origin listed above were the country of origin of conflict minerals in our products during calendar year 2023, and we are therefore also unable to conclusively determine the source and chain of custody of those conflict minerals. In addition, the third-party audits conducted on smelters as part of the RMAP and the information that we receive from our suppliers may yield inaccurate or incomplete information. For example, the information received from our suppliers may be incomplete because they may not have received accurate and complete conflict minerals information from all of the suppliers in their own supply chain. We also do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMAP and, as a result, are not responsible for the quality of these audits or the audit findings.

Many of our surveyed suppliers are still unable to provide the smelters or refiners used for materials they supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

As noted above, the current efforts focus on gathering smelter information via the CMRT and requesting full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin.

We believe that the inquiries and assessment processes described above represent a reasonable effort to determine the origin of the 3TGs in our products, including (1) seeking information about 3TGs smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

5. Program Enhancement

We continue to review our program to identify and remediate risks that sources of the necessary 3TGs used in our products that we purchase through our supply chains could benefit armed groups in the Covered Countries. Although the processes we employ to identify these risks cannot determine with precision which of the products we buy in our supply chain present this risk, we can provide information to our direct suppliers about our policies and requirements and encourage and incentivize our suppliers to push that information through the successive layers of their supply chains to the point where the acquisition of raw materials occurs that create these risks.

We believe that we can further these objectives by:

a.Continuing to engage with our direct suppliers and provide training resources to attempt to increase the response rate to CMRs and improve the accuracy of the supplier responses.
b.Facilitating the evaluation and identification of upstream sources of necessary 3TGs by:
•Maintaining a database that includes the smelters and refiners identified by our suppliers and information about those smelters and refiners that are obtained to evaluate risk.
•Periodically screening the list of smelters and refiners against government sanction and denied parties lists.
•Seeking assurances from our suppliers who identify smelters and refiners that are identified as high risk through our due diligence process that the products we purchase from them do not include 3TGs from such smelters and refiners.
c.Continuing to include a conflict minerals flow-down clause in our direct supplier contracts and in the terms and conditions of each purchase order issued to direct suppliers of materials for JBTM businesses likely to source materials that might contain 3TGs.